Exhibit 99.7
SATYAM COMPUTER SERVICES LIMITED
INDEX TO THE US GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of September 30, 2008, 2007(unaudited) and March 31, 2008	F-2

Consolidated Statements of Income for the three months and six months ended September 30, 2008, 2007 (unaudited) and for the year ended March 31, 2008	F-3

Consolidated Statements of Shareholder’s Equity and Comprehensive Income for the six months ended September 30, 2008 (unaudited) and for the year ended March 31, 2008	F-4

Consolidated Statements of Cash Flows for the six months ended September 30, 2008, 2007(unaudited) and for the year ended March 31, 2008	F-6

Notes to the Consolidated Financial Statements	F-7

Satyam Computer Services Limited
Consolidated Balance Sheets

(US Dollars in million except per share data and as stated otherwise)
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	433.4	164.3	290.5
Investments in bank deposits	714.0	—	826.7
Accounts receivable, net of allowance for doubtful debts	552.8	451.1	508.4
Unbilled revenue	53.9	67.8	81.5
Deferred income tax assets	25.3	21.2	23.7
Derivative financial instruments	—	27.6	—
Prepaid expenses and other receivables	137.7	49.9	131.7
Total current assets	1,917.1	781.9	1,862.5
Investments in bank deposits	0.1	832.3	—
Investments in associated companies	3.8	4.5	4.7
Derivative financial instruments	—	8.4	0.3
Premises and equipment, net	303.2	203.3	236.6
Goodwill, net	92.3	72.8	80.0
Intangible assets, net	12.8	6.9	15.6
Other assets	53.7	74.3	43.9

Total assets	2,383.0	1,984.4	2,243.6

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	80.1	23.4	29.3
Accounts payable	38.3	26.1	32.4
Accrued expenses and other current liabilities	284.6	201.5	236.0
Derivative financial instruments	62.5	—	2.6
Unearned and deferred revenue	34.5	35.2	33.1
Total current liabilities	500.0	286.2	333.4
Long-term debt	18.5	24.7	24.8
Retirement benefit obligation — Gratuity	12.0	11.7	12.6
Derivative financial instruments	10.4	—	—
Other liabilities— non current	13.5	—	—
Deferred income tax liabilities	8.5	10.8	11.0

Total liabilities	562.9	333.4	381.8

Shareholders’ equity
Common stock — par value Rs.2 (US$0.04)* per equity share (800 million equity shares authorized as of September 30, 2008, 2007 (unaudited) and March 31, 2008 respectively. 673,487,968 and 668,549,777 equity shares issued and outstanding as of September 30, 2008 and 2007(unaudited) respectively and 670,479,293 as of March 31, 2008.	36.3	36.0	36.1
Additional paid-in capital	612.9	569.9	592.4
Shares subscribed but unissued	0.6	1.1	0.5
Retained earnings	1,283.8	867.7	1,069.8
Accumulated other comprehensive income	(112.4)	177.5	164.1
	1,821.2	1,652.2	1,862.9
Shares held by the SC-Trust under associate stock option plan (2,104,780 and 2,295,880 equity shares as of September 30, 2008 and 2007 respectively and 2,201,680 as of March 31, 2008)	(1.1)	(1.2)	(1.1)
Total shareholders’ equity	1,820.1	1,651.0	1,861.8

Total liabilities and shareholders’ equity	2,383.0	1,984.4	2,243.6

*	The par value in US$ has been converted at the closing rate as of September 30, 2008, 1US$ = Rs 46.45
The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income

(US Dollars in million except per share data and as stated otherwise)
	Three months ended		Six months ended
	September 30,		September 30,		Year ended
	2008	2007	2008	2007	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	652.2	509.6	1,289.5	961.9	2,138.1
Cost of revenue[1]	(394.5)	(330.3)	(780.2)	(619.5)	(1,359.2)

Gross profit	257.7	179.3	509.3	342.4	778.9
Selling, general and administrative expenses[2]	(125.1)	(89.0)	(242.7)	(162.0)	(370.2)

Total operating expenses	(125.1)	(89.0)	(242.7)	(162.0)	(370.2)

Operating income	132.6	90.3	266.6	180.4	408.7

Interest income	15.5	16.8	31.7	33.2	67.4
Interest expense	(4.3)	(1.0)	(5.7)	(1.8)	(5.1)
Other income, net	0.7	—	0.9	—	1.8
Gain/(Loss) on foreign exchange transactions	39.5	(1.2)	85.5	(24.1)	(12.0)
Gain/(Loss) on forward and option contracts	(36.7)	11.7	(91.5)	33.8	9.0

Income before income taxes and equity in earnings/(losses) of associated companies	147.3	116.6	287.5	221.5	469.8
Income taxes	(15.1)	(14.7)	(28.8)	(26.5)	(52.9)
Minority interest	—	—	—	—	—

Income before equity in earnings/(losses) of associated companies	132.2	101.9	258.7	195.0	416.9
Equity in earnings/(losses) of associated companies, net of taxes	0.1	0.0	0.2	0.0	0.1

Net income	132.3	101.9	258.9	195.0	417.0

Earnings per share:
Basic	$0.20	$0.15	$0.39	$0.29	$0.63
Diluted	$0.19	$0.15	$0.38	$0.29	$0.61
Weighted average number of shares used in computing earnings per share (in million)
Basic	670.9	665.6	670.1	665.5	666.4
Diluted	682.2	679.6	681.3	679.6	679.4

[1]	Includes stock based compensation of US$1.1 and US$3.0 for the three months ended September 30, 2008 and 2007(unaudited), US$2.4 and US$5.7 for the six months ended September 30, 2008 and 2007(unaudited) and US$9.8 for the year ended March 31, 2008 respectively.

[2]	Includes stock based compensation of US$2.2 and US$3.3 for the three months ended September 30, 2008 and 2007(unaudited), US$4.8 and US$6.5 for the six months ended September 30, 2008 and 2007(unaudited) and US$13.0 for the year ended March 31, 2008 respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US Dollars in million except per share data and as stated otherwise)

						Accumulated
			Additional	Shares		other	Shares held	Total
	Common Stock		paid-in	subscribed	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	earnings	income/(loss)	SC-Trust	Equity
Balance as of March 31, 2007	667,196,009	36.0	552.4	1.8	721.1	60.9	(1.2)	1,371.0
Net income	—	—	—	—	417.0	—	—	417.0
Gain on foreign currency translation	—	—	—	—	—	104.8	—	104.8
Amortization of actuarial loss under SFAS 158, net of tax	—	—	—	—	—	(1.6)	—	(1.6)

Total Comprehensive income								520.2
Issuance of common stock	3,283,284	0.1	16.1	(1.8)	—	—	—	14.4
Shares subscribed but unissued	—	—	—	0.5	—	—	—	0.5
Gain on dilution of interest in subsidiary on issuance of new shares, net of taxes (Refer note 14)	—	—	1.0	—	—	—	—	1.0
Stock based compensation expense	—	—	22.8	—	—	—	—	22.8
Shares transferred by SC-Trust to employees	—	—	0.1	—	—	—	0.1	0.2
Cash dividend paid at the rate of US$0.06 per share	—	—	—	—	(68.3)	—	—	(68.3)

Balance as of March 31, 2008	670,479,293	36.1	592.4	0.5	1,069.8	164.1	(1.1)	1,861.8

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(US Dollars in million except per share data and as stated otherwise)

						Accumulated
			Additional	Shares		other	Shares held	Total
	Common Stock		paid-in	subscribed	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	earnings	income/(loss)	SC-Trust	Equity
Balance as of March 31, 2008	670,479,293	36.1	592.4	0.5	1,069.8	164.1	(1.1)	1,861.8
Net income					258.9			258.9
Other comprehensive income/(loss)
Gain/(Loss) on foreign currency translation	—	—	—	—	—	(275.0)	—	(275.0)
Amortization of actuarial loss under SFAS No. 158, net of tax	—	—	—	—	—	(1.5)	—	(1.5)

Total Comprehensive income								(17.6)
Issuance of common stock	3,008,675	0.1	13.2	(0.5)	—	—	—	12.8
Shares subscribed but unissued	—	0.1	—	0.6	—	—	—	0.7
Stock-based compensation expense	—	—	7.2	—	—	—	—	7.2
Shares transferred by SC-Trust to employees	—	—	0.1	—	—	—	—	0.1
Cash dividend paid at the rate of US$0.06 per share	—	—	—	—	(44.9)	—	—	(44.9)

Balance as of September 30, 2008	673,487,968	36.3	612.9	0.6	1283.8	(112.4)	(1.1)	1,820.1

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(US Dollars in million except per share data and as stated otherwise)

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income	258.9	195.0	417.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.8	19.4	41.5
Stock-based compensation	7.2	12.2	22.8
Deferred income taxes	(7.5)	(4.1)	(11.3)
Loss on sale of premises and equipment	0.1	0.3	0.6
Gain / (Loss) on derivative financial instruments (unrealized)	77.9	(30.3)	(7.4)
Equity in (earnings)/losses of associated companies, net of taxes	(0.2)	—	(0.1)
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue	(106.4)	(80.3)	(155.0)
Prepaid expenses and other receivables, net	(25.6)	(14.1)	(91.5)
Other assets, net	(16.4)	(30.1)	1.8
Accounts payable	11.4	7.7	12.9
Accrued expenses and other current liabilities	70.5	45.0	90.4
Unearned and deferred revenue	6.5	13.3	11.4
Other liabilities non-current	7.5	4.0	6.0

Net cash provided by operating activities	310.7	138.0	339.1

Cash Flows From Investing Activities
Investment in bank deposits	(0.2)	—	—
Purchase of premises and equipment	(76.9)	(45.5)	(101.9)
Proceeds from sale of premises and equipment	0.3	0.6	0.9
Payment for acquisition of subsidiaries, net of cash acquired	(19.7)	(45.9)	(60.5)

Net cash used in investing activities	(96.5)	(90.8)	(161.5)

Cash Flows From Financing Activities
Proceeds from short-term debt	29.5	16.8	26.7
Repayment of short-term debt	(20.8)	(7.3)	(11.3)
Proceeds from long-term debt	3.9	3.3	6.1
Repayment of long-term debt	(5.5)	(2.2)	(3.9)
Capital element of finance lease	(0.7)	—	—
Issuance of common stock	12.9	3.1	14.6
Shares subscribed but unissued	0.6	1.1	0.5
Redemption of preferred stock of subsidiary	—	(13.8)	(13.8)
Cash dividends paid	(44.9)	(48.4)	(68.3)

Net cash provided used in financing activities	(25.0)	(47.4)	(49.4)

Effect of exchange rate changes on cash and cash equivalents	(46.3)	12.3	10.1

Net change in cash and cash equivalents	142.9	12.1	138.3

Cash and cash equivalents at the beginning of the year	290.5	152.2	152.2

Cash and cash equivalents at the end of the period	433.4	164.3	290.5

Supplementary information:
Cash paid during the period for:
Income taxes	41.1	19.6	46.5
Interest	5.7	1.8	4.9
Non-cash items:
Capital leases	15.4	—	—
Deferred consideration for acquisition of subsidiaries	8.0	—	—
Deferred consideration for acquisition of MRCA assets	44.1	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1.	Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business or eBusiness initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China, Hungary, Saudi Arabia and Brazil. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (formerly known as Nipuna Services Limited) (“Satyam BPO”), a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.	Summary of Significant Accounting Policies
a)	Principles of Consolidation and Basis of Presentation
The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“US GAAP”). All significant inter-company balances and transactions are eliminated.
Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.
Satyam’s investments in business entities in which it does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
A subsidiary or associated company may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b)	Interim Information (unaudited)
Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of operations, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP
c)	Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: expected costs to be incurred to complete time- bound fixed price engagements, allowance for doubtful debts, future obligation under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment. Actual results could differ materially from those estimates.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
d)	Foreign Currency Translation
The accompanying consolidated financial statements are reported in US dollars. The Indian rupee is the functional currency of Satyam Computer Services, its domestic subsidiaries and associated companies. The US dollar, Pound sterling, Singapore dollar and Renminbi are the functional currencies of its foreign subsidiaries located in US, UK, Singapore and China respectively. The translation from the respective functional currencies to US dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenue, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustment resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates in effect at the balance sheet date. Revenue, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
e)	Revenue Recognition
Revenue from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business, consists of revenue earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenue earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on proportional performance basis, with revisions to estimates reflected in the period in which changes become known. The use of the proportional performance basis reflects the pattern in which the obligations to the customer are fulfilled. Satyam has used an input-based approach since the input measures are a reasonable surrogate for output measures. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Revenue from BPO services consists of revenue from time-and-material services or time bound fixed price engagements. Revenue from time-and-material services are recognized as the services are performed. Revenue from BPO services are also on time bound fixed-price engagements, under which revenue is recognized using the percentage completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provision for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the six months period ended September 30, 2008, 2007 (unaudited) and for the year ended March 31, 2008 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) Issue no. 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses as revenue in the statement of income.
f)	Cash and Cash Equivalents
Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents approximate their fair value due to the short maturity. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business, are classified as prepaid expenses and other receivables (current) or other assets (non-current) as the case may be.
g)	Premises and Equipment
Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized on a

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
straight-line basis over the shorter of their estimated useful life or the lease term, as appropriate. Cost of application software for internal use is generally charged to the statement of income as incurred due to estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation of premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment that are outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date, are disclosed as Assets under Construction.
h)	Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment using a fair-value approach at the reporting unit level, annually or sooner when circumstances indicate impairment. Satyam follows the two-step impairment recognition and measurement guidance in accordance with SFAS 142.
Satyam amortizes other intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values.
i)	Impairment of Long-lived Assets
Impairment of long-lived assets is accounted in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. All the long-lived assets are tested for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recovered. Impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If there is an indication of impairment, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
j)	Investments
Investments are accounted in accordance with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Other investments that are not marketable are carried at cost and tested for impairment.
Investments of Satyam consisted of other non-marketable securities amounting to US$3.3 million and Satyam had recognized impairment for the entire carrying value.
k)	Cost of Revenue and Selling, General and Administrative Expenses
Cost of revenue primarily includes the compensation cost of technical staff, stock-compensation cost, depreciation on dedicated assets, system and application software cost, amortization of intangibles, travel costs, data communication expenses and other expenses that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation cost of sales, management and administrative personnel, stock-compensation cost, travel costs, advertising cost, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenue.
l)	Advertising Expenses
All advertising costs are charged to the statement of income as incurred. Such expenses amounted to US$0.9 million, US$0.9 million for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$1.9 million for the year ended March 31, 2008.
m)	Employee Benefits

i)	Provident Fund
In accordance with Indian law, associates in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the associate and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the associate’s basic salary. Satyam has no further obligation under the plan beyond its monthly contribution. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contribution is charged to the statement of income in the period they are incurred.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
ii)	Gratuity Plan
Satyam provides a retirement benefit plan (“the gratuity plan”) to all its associates in India. The gratuity plan, which is a defined benefit plan, provides a lump sum payment to vested associates at retirement or termination of employment based on the last drawn salary and period of employment with Satyam. The gratuity plan is unfunded.
Effective March 31, 2007, Satyam adopted the provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The gratuity plan is accounted on the basis of actuarial valuation in accordance with the provisions of SFAS 158. In accordance with the transition provisions of SFAS 158, Satyam has accounted for the unrecognized actuarial losses as at March 31, 2007 as a liability with corresponding adjustment to accumulated other comprehensive income (net of tax).
iii)	Superannuation Plan
In addition to the above benefits, the senior associates of Satyam Computer Services in India are entitled to benefits under the superannuation plan, which is a defined contribution plan. Satyam Computer Services makes yearly contributions under the superannuation plan, which is administered and managed by the Life Insurance Corporation of India, based on a specified percentage (presently 10%) of the employee’s basic salary. Satyam Computer Services has no further obligation under the plan beyond its contribution.
n)	Income Taxes
In accordance wit h the provisions of SFAS No. 109, “Accounting for Income Taxes”, income taxes are accounted based on asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences that are attributable to the difference between the carrying amounts of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits where it is more likely than not that some portion or all of such benefits will not be realized.
Effective April 1, 2007, Satyam adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Satyam classifies potential interest and penalties related to unrecognized tax benefits as interest expense and other expense respectively.
o)	Earnings per Share
In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.
p)	Stock-Based Compensation
Effective April 1, 2006, Satyam adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-Based Payment,” utilizing the modified prospective method. SFAS 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS 123R. Satyam recognizes these compensation costs on a graded vesting basis over the requisite service period of the award. Prior to the adoption of SFAS 123R, Satyam followed the intrinsic value method to account for its employee stock option plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and Related Interpretations (“APB 25”), as allowed by SFAS 123 and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Satyam historically reported pro forma results under the disclosure-only provisions of SFAS 123.
Under the modified prospective method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption,

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), are recognized in net income in the periods after the date of adoption. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
q)	Derivative financial instruments
Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective is marked to market and recognized in earnings immediately.
r)	Recently issued accounting pronouncements
In December 2007, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This Statement applies to Satyam prospectively to business combinations for which the acquisition date is on or after April 1, 2009. Early adoption of SFAS 141R is prohibited. Satyam will adopt this statement in fiscal year 2010 and its effect on future periods will depend on the nature and significance of any acquisitions that are subject to this statement.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective from fiscal year beginning on April 01, 2009 to Satyam. Satyam does not expect the adoption of this statement to have a material effect on the consolidated financials statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable location of important information about derivative instruments. SFAS 161 is effective from year ending March 31, 2009 to Satyam. Satyam is in the process of evaluating the impact SFAS 161 will have on the disclosures.
s)	Recently adopted accounting pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to U.S.GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for financial assets and financial liabilities for fiscal years beginning on April 01, 2008. Issued in February 2008, FSP 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” removed leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS No. 157. FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (FSP 157-2), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning on April 01, 2009.
The implementation of SFAS No. 157 for financial assets and financial liabilities did not have a material impact on Satyam’s consolidated financial position and results of operations. Satyam is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 was effective for Satyam beginning on April 01, 2008. Satyam currently did not elect to measure any financial instrument at fair value.
t)	Reclassification
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.	Acquisitions
The following paragraphs describe each of the acquisitions made by Satyam during 2008, 2007 and 2006. Descriptions regarding each acquisition will vary dependent upon the complexity and materiality of the transaction. Unless otherwise noted, pro-forma disclosures regarding these purchases have not been provided because they are not material to the operations of Satyam.
These acquisitions have been accounted for by following the purchase method of accounting. The purchase consideration has been allocated to the assets acquired and liabilities assumed based on their fair values as of the date of acquisition based on management’s estimates and valuations done by independent valuers in accordance with SFAS No. 141, “Business Combinations” unless otherwise stated.
a)	Citisoft Plc.
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million (paid in June 2006). On June 29, 2006, Satyam Computer Services exercised its call option to acquire the remaining 25% equity interest in Citisoft for a deferred consideration (non-contingent) of US$5.9 million (paid during fiscal 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the total earn out consideration payable in April 2007 is not payable. During fiscal 2008, Satyam Computer Services also contributed US$2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft. Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of US$0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in the consolidated statement of income.
The purchase price was allocated as follows: US$2.9 million to net current assets, US$0.4 million to tangible assets, US$7.2 million to customer contracts and relationships, US$0.8 million to trade name, US$2.7 million deferred tax liability and the balance US$14.7 million to goodwill. The goodwill has been allocated to the IT services segment.
b)	Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”).
On October 1, 2005, Satyam Computer Services acquired a 100% interest in Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The results of Knowledge Dynamics operations have been consolidated by Satyam Computer Services from the consummation date of October 1, 2005. The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$1.5 million (paid in fiscal 2007 and 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable. During fiscal 2008, Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it has accounted for US$0.9 million, in lieu of 2008 earn-out consideration, as part of cost of revenues in the consolidated statements of income.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The purchase price was allocated as follows: US$0.5 million to net current assets, US$1.0 million to customer contracts and relationships, US$0.1 million to trade name, US$0.4 million deferred tax liability and the balance US$2.1 million to goodwill. The goodwill has been allocated to the IT services segment.
c)	Acquisition of Minority interests in Satyam BPO
During the year ended March 31, 2008, in accordance with the Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”), Satyam Computer Services acquired 26% equity shares of Satyam BPO from the Investors for a consideration of US$46.5 million (also refer Note 4). Further during the year ended March 31, 2008, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding Satyam BPO-ESOP. The exercise of options by the employees has resulted in a dilution of ownership interest of Satyam Computer Services in Satyam BPO. Satyam BPO issued 358,952 equity shares to the employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction the resulting gain of US$1.0 million, net of taxes has been recorded as an increase in additional paid-in capital during the year ended March 31, 2008. Satyam Computer Services has acquired these shares at their fair value determined based on an independent valuation of US$7.2 per share. Since the awards were fully vested and were cash settled at its current fair value as of the settlement date no incremental compensation cost has been recognized.
The purchase price was allocated as follows: US$8.9 million to customer relationships, US$3.0 million to deferred tax liability and the balance US$43.4 million to goodwill. The goodwill has been allocated to the BPO services segment.
Satyam Computer Services’ ownership interest in Satyam BPO is 100% as at March 31, 2008 as against 74% as at March 31, 2007.
d)	Acquisition of Nitor Global Solutions Ltd., (“Nitor”)
Satyam Computer Services acquired 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The results of Nitor’s operations have been consolidated by Satyam Computer Services from the consummation date of January 4, 2008. The consideration for this acquisition amounted to US$5.6 million comprising of initial consideration of US$3.1 million and performance-based payment of up to US$2.5 million over two years conditional upon specified revenue and profit targets being met.
The purchase price was allocated as follows: US$0.7 million to current assets, US$0.1 million to non compete agreement, US$0.6 million to customer contracts and relationships, US$0.2 million to internally developed technology, US$0.2 million deferred tax liability and the balance US$1.7 million to goodwill. The goodwill has been allocated to the IT services segment.
e)	Bridge Strategy Group
On April 04, 2008, Satyam Computer Services acquired 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The initial consideration of US$19.0 million has been paid on April 04, 2008 and the deferred consideration has been recognized as a liability. The results of Bridge’s operations have been consolidated by Satyam Computer Services from the consummation date of April 4, 2008.
The acquisition has been accounted using the purchase method and the purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, will result in adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of US$25.9 million. The goodwill has been allocated to the IT services segment.
f)	Computer Associate’s 50% stake in CA-Satyam JV
On September 25, 2008, Satyam Computer Services acquired the remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Private Limited (“CA Satyam”). The consideration for this acquisition amounted to US$1.2 million of which an amount of US$0.6 million was paid on September 11, 2008 and the remaining US$0.6 million is payable on December 24, 2008. With this acquisition, CA Satyam has become a wholly-owned subsidiary of Satyam Computer Services. 50% of the profits up to September 25, 2008 were accounted under equity method. The results of CA Satyam’s operations have been consolidated by Satyam Computer Services

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
from the consummation date of September 25, 2008. Goodwill amounting to US$0.1 million has been recognized on the 50% equity acquired from CA Inc.
The purchase price was allocated as follows: US$1.3 million to current assets, US$0.2 million to other current liabilities and the balance US$0.1 million to goodwill. The goodwill has been allocated to the IT services segment.

4.	Preferred Stock of Subsidiary
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs. 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs. 10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million. On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Satyam BPO. Satyam had reclassified 50% of the preference shares as a current liability as of March 31, 2007 and these were redeemed in August 2007 for US$13.8 million. The balance 50% got converted into equity shares of Satyam BPO in January 2007 based on the terms of the existing subscription agreement into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007 and the resulting gain of US$7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. The Investors holding in Satyam BPO had been accounted for as a minority interest. Further as per the SPRA Agreement, Satyam agreed to purchase and the Investors agreed to sell these equity shares at an aggregate purchase price based on a formula. The forward contract was freestanding and had been accounted for under SFAS 150. The forward contract had a zero fair vale since as per regulatory requirements the transaction could take place only at fair value. During the year ended March 31, 2008, Satyam Computer Services acquired the minority interest of 26% equity shares in Satyam BPO from the investors for a consideration of US$46.5 million. (Refer Note 3c).

5.	Investments in bank deposits
Investments in bank deposits represent term deposits placed with banks earning fixed rate of interest. Investments in bank deposits with maturities of less than a year are disclosed as current assets and with maturities of more than one year as non current. Interest on investments in bank deposits is recognized on accrual basis. Investments in bank deposits amounted to US$714.0 million, US$832.3 million and US$826.7 million as of September 30, 2008, 2007 (unaudited) and March 31, 2008 respectively.

6.	Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

				US$ in million

	As of September 30,			As of March 31,
	2008		2007	2008
	(unaudited)		(unaudited)

Satyam Venture	3.8		3.4	3.5
CA Satyam	—	*	1.1	1.2

Total	3.8		4.5	4.7

*	CA Satyam has ceased to be an associate company subsequent to its acquisition by Satyam Computer Services.
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Global Engineering LLC, (“VGE”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ share in the profit/(losses) of Satyam Venture, net of taxes amounted to US$0.3 million, US$(36) thousand for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$48 thousand for the year ended March 31, 2008. (Also refer note 18(g)).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services share in the profit / (losses) of CA Satyam, net of taxes amounted to US$(0.1) million, US$15 thousand for the period ended September 25, 2008 and for the six months ended 2007 (unaudited) respectively and US$76 thousand for the year ended March 31, 2008 (unaudited). (Also refer note 3(f)).

7.	Premises and Equipment
Premises and equipment consist of:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Freehold land	8.2	9.6	9.6
Leasehold land	1.9	2.2	2.2
Premises	51.1	30.5	30.4
Computers including servers	153.6	151.9	165.4
System software	77.8	28.6	31.0
Office equipment	98.9	83.5	88.4
Furniture and fixtures	83.6	58.3	60.5
Vehicles	13.9	11.9	13.7
Assets under construction	79.3	88.0	115.6

Total	568.3	464.5	516.8
Less: Accumulated depreciation	(265.1)	(261.2)	(280.2)

Premises and equipment, net	303.2	203.3	236.6

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 -5 years
System Software	3 -10 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$25.6 million and US$18.8 million for the six months ended September 30, 2008 and 2007 respectively and US$39.7 million for the year ended March 31, 2008.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

8.	Goodwill
Goodwill consists of:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Goodwill
Acquisition of Bridge Strategy LLC	22.4	—	—
Acquisition of Citisoft Plc	14.4	15.6	15.6
Acquisition of Knowledge Dynamics Pte Ltd	1.9	2.3	2.2
Acquisition of Nitor Global Solutions Limited	1.5	—	1.7
Acquisition of CA Satyam	0.1	—	—
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	11.0	13.0	12.8
Satyam Technologies Inc.	3.4	4.0	4.0
Satyam BPO Limited	37.6	37.9	43.7

Goodwill, net	92.3	72.8	80.0

The following table presents reconciliation of changes in the carrying value of goodwill:

US$ in million

	Six months ended September 30,		Year ended March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Goodwill at the beginning of the period	80.0	32.7	32.7
Acquisitions during the period	26.0	37.0	45.1
Change due to foreign exchange	(13.7)	3.1	2.2

Goodwill at the end of the period	92.3	72.8	80.0

9.	Intangible assets, net
Intangible assets consist of:

US$ in million

		As of September 30,						As of March 31,
		2008			2007			2008
		(unaudited)			(unaudited)
	Range of	Gross		Net	Gross		Net	Gross		Net
	life	carrying	Accumulated	intangible	carrying	Accumulated	intangible	carrying	Accumulated	intangible
	(in years)	amount	amortization	assets	amount	amortization	assets	amount	amortization	assets

Customer Related intangibles	8-12	16.5	(4.2)	12.3	8.9	(2.6)	6.3	18.1	(3.5)	14.6
Trade name	3-5	0.8	(0.6)	0.2	0.9	(0.4)	0.5	0.9	(0.3)	0.6
Non-compete agreement	2	0.1	—	0.1	—	—	—	0.1	—	0.1
Internally developed Technology	3	0.3	(0.1)	0.2	0.1	—	0.1	0.3	—	0.3

Total		17.7	(4.9)	12.8	9.9	(3.0)	6.9	19.4	(3.8)	15.6

During the period Satyam has not recognized any impairment of other intangible assets. Satyam has adopted the provisions of SFAS 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Satyam does not have any intangible assets with indefinite useful life.
The following table presents the reconciliation of changes in carrying values of other intangible assets:

US$ in million

	Six months ended September 30,		Year ended March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Intangibles at the beginning of the period	15.6	7.4	7.4
Acquisitions during the period	—	—	9.8
Amortization during the period	(1.2)	(0.6)	(1.8)
Change due to foreign exchange	(1.6)	0.1	0.2

Intangibles at the end of the period	12.8	6.9	15.6

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
The expected future annual amortization expense of other intangible assets is as follows:

US$ in millions

Estimated amortization expense:
For the year ended March 31,
2009	1.0
2010	2.1
2011	2.0
2012	1.9
2013	1.4
Beyond 2013	4.4

10.	Income Taxes
The income tax expense consists of:

US$ in million

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)

Foreign taxes
Current	8.9	5.8	8.5
Deferred	0.1	(0.9)	(3.1)
Domestic taxes
Current	27.4	24.8	55.7
Deferred	(7.6)	(3.2)	(8.2)

Aggregate taxes	28.8	26.5	52.9

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

US$ in million

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)

Net income before taxes	287.5	221.5	469.8
Enacted tax rates in India	33.99%	33.99%	33.99%

Computed tax expense	97.7	75.3	159.7
Tax effect due to non-taxable export income	(76.9)	(54.1)	(119.9)
Difference arising from different tax rates in other tax jurisdictions	1.7	1.6	6.4
Difference arising from different tax rates on gain on sale of investment	—	—	—
Stock- based compensation (non-deductible)	0.2	0.5	0.9
Changes in valuation allowance, including losses of subsidiaries	2.6	0.1	1.4
Effect of tax rate change	—	(0.1)	0.1
Others	3.5	3.2	4.3

Income taxes recognized in the statement of income	28.8	26.5	52.9

The current provision for income taxes, net of payments, were US$17.9 million and US$29.9 million for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$26.4 million for the year ended March 31, 2008. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by Satyam’s offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2009. During May 2008, the Government of India has extended the tax the six months ended September 30, 2008 the exemption for available to STP units by one year to March 31, 2010. Pursuant to the extension, the exemption for some of our STP units will be extended by one year and expire in fiscal 2010. Satyam Computer Services’ subsidiaries are subject to income taxes of the countries in which they operate.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of temporary differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Deferred tax assets:
Operating loss carry forwards	29.7	29.0	30.0
Provision for accounts receivable, advances and investments	8.0	4.3	7.7
Premises and equipment	1.5	4.1	1.4
Other liabilities	0.4	—	—
Provision for gratuity and unutilized leaves	21.0	16.8	20.2

Gross deferred tax assets	60.6	54.2	59.3
Less: Valuation allowance	(29.7)	(29.0)	(30.0)

Total deferred tax assets	30.9	25.2	29.3

Deferred tax liabilities:
Premises and equipment	(1.0)	(5.4)	(2.5)
Provision for accounts receivable and advances	(3.9)	(3.3)	(3.7)
Intangible assets	(4.3)	(2.3)	(5.0)
Investments in associated companies and gain on dilution	(3.2)	(3.1)	(3.5)

Total deferred tax liabilities	(12.4)	(14.1)	(14.7)

Net deferred tax assets	18.5	11.1	14.6

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$46.4 million and US$42.4 million as of September 30, 2008 and 2007 (unaudited) respectively and US$42.6 million as of March 31, 2008.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$85.2 million and US$78.7 million as of September 30, 2008 and 2007 (unaudited) respectively and US$81.9 million as of March 31, 2008 and are available as an offset against future taxable income of such entities These carry forwards expire at various dates primarily over a period of 8 years in India and 20 years in other jurisdictions. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized. Currently, a full valuation allowance has been made for such losses since Satyam believes that these subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations Satyam Computer Services is not allowed to file a consolidated tax return.
Net deferred tax asset/ (liabilities) included in the consolidated balance sheet are as follows:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Current assets — deferred income taxes	25.3	21.1	23.7
Non-current assets — other assets*	5.6	4.1	5.6
Current liabilities — accrued expenses and other liabilities*	(3.9)	(3.3)	(3.7)
Long-term liabilities — deferred income taxes	(8.5)	(10.8)	(11.0)

Net deferred tax asset/ (liabilities)	18.5	11.1	14.6

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective from fiscal year beginning on April 1, 2007. As a result of the adoption of FIN 48, Satyam did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

11.	Borrowings
Short-term debt
Short-term debt amounted to US$5.4 million and US$21.1 million as of September 30, 2008 and 2007 (unaudited) respectively and US$26.9 million as of March 31, 2008. Short-term debt represents overdraft facility of Satyam BPO at floating rate interest of LIBOR+0.25% and is secured by a charge on book debts, accounts receivable and other moveable assets of Satyam BPO. The weighted-average interest rate on this borrowing was 11.59% and 8.18% for six months ended September 30, 2008 and 2007 (unaudited) respectively and 8.44% for the year ended March 31, 2008.
Long-term debt
Long-term debt outstanding comprise of:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Secured debts, representing obligation principally to banks and financial institutions
— 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	11.2	10.9	10.7
— 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	9.7	10.4	10.5
Working Capital Demand Loan	21.6	—	—
Hire Purchase Loans	6.6	5.7	6.0
Unsecured debt, representing obligation on non-interest bearing promissory note	44.1	—	—

Total Debt	93.2	27.0	27.2
Less: Current portion of long-term debt	(74.7)	(2.3)	(2.4)

Long-term debt, net of current portion	18.5	24.7	24.8

Working capital term loan and external commercial borrowing have been taken by Satyam BPO. Satyam Computer Services has given a corporate guarantee to the bank for these borrowings. These borrowings are repayable in 3 years from each draw down date.
During the six months ended September 30, 2008 a non interest bearing promissory note for US$50.0 million was issued in favour of Caterpillar Inc. towards acquisition of Market Research and Customer Analytics (“MRCA”) assets. The present value of the outstanding obligation amounted to US$44.1 million as at September 30, 2008.
Aggregate maturities of long-term debt subsequent to September 30, 2008, are US$42.1 million in fiscal 2009, US$2.3 million in fiscal 2010, US$1.8 million in fiscal 2011 and US$1.2 million in fiscal 2012 and thereafter.
Unused lines of credit
Unused lines of credit comprise of:

US$ in million

	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Short-term debt	0.5	—	1.6
Long-term debt	6.7	—	—
Non-fund facilities — Bank Guarantees	10.5	15.2	33.4

Total Unused lines of credit	17.7	15.2	35.0

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

12.	Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheet and statement of income.

US$ in million

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)

Accumulated benefit obligation	10.3	8.3	12.1

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	16.3	10.2	10.2
Service cost	2.1	1.5	3.0
Interest cost	0.8	0.5	1.0
Actuarial loss/(gain)	(1.8)	2.2	2.7
Benefits paid	(0.5)	(0.8)	(1.3)
Effect of exchange rate changes	(2.3)	0.9	0.7

Projected benefit obligation at end of the period	14.6	14.5	16.3

Funded status of the plans	(14.6)	(25.6)	(16.3)
Unrecognized net actuarial loss	—	—	—

Retirement benefit obligation at the end of the period	(14.6)	(25.6)	(16.3)

Less: Current portion of retirement benefit obligation	2.6	13.9	3.7

Retirement benefit obligation — non-current	(12.0)	(11.7)	(12.6)

The components of net gratuity costs are reflected below:

Service cost	2.1	1.5	3.0
Interest cost	0.8	0.5	1.0
Amortization	0.4	—	0.2

Net gratuity costs	3.3	2.0	4.2

The assumptions used in accounting for the gratuity plan for the six months ended September 30, 2008 and 2007 (unaudited) and for the year ended March 31, 2008 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Six months ended September 30,		Year ended March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Discount rate	11.10%	9.8%	9.8%
Long-term rate of compensation increase	7.00%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Six months ended September 30,		Year ended March 31,
	2008	2007	2008
	(unaudited)	(unaudited)

Discount rate	11.10%	9.8%	9.8%
Long-term rate of compensation increase	7.00%	7.0%	7.0%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Cash Flows
Satyam expects to contribute US$2.3 million to its Gratuity plan during the year ending March 31, 2009. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

For the financial year ended March 31,	Expected contribution

2010	2.9
2011	4.0
2012	5.3
2013	6.5
2014 - 2019	31.5

During the six months ended September 30, 2008, actuarial losses/(gains) of US$(1.5) million was additionally recognised in Accumulated Other Comprehensive Income, net of tax of US$0.7 million. Consequently, actuarial losses amounting to US$1.1 million, net of tax of US$(0.6) million form part of accumulated other comprehensive income as at September 30, 2008.
Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$12.8 million, US$10.2 million and US $3.0 million for the six months ended September 30, 2008 and 2007 (unaudited)) and year ended March 31, 2008 respectively.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$2.2 million, US$1.5 million and US$3.5 million for the six months ended September 30, 2008 and 2007 (unaudited)) and year ended March 31, 2008 respectively.

13.	Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding. Allocated but unvested or unexercised shares held by the SC - Trust not included in the calculation of weighted-average shares outstanding for basic earnings per share 278,100 and 146,200 as of September 30, 2008 and 2007 (unaudited) respectively and 52,000 as of March 31, 2008.
In addition to the above, the unallocated shares held by SC - Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,826,680 and 2,149,680 as of September 30, 2008 and 2007 (unaudited) respectively and 2,149,680 as of March 31, 2008. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
The components of basic and diluted earnings per share were as follows:

(US$ in millions except per share data and as stated otherwise)

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)

Net income	258.9	195.0	417.0
Equity Shares:
Average outstanding shares (in millions)	670.1	665.5	666.4
Dilutive effect of Associate Stock Options (in millions)	11.2	14.1	13.0

Share and share equivalents (in millions)	681.3	679.6	679.4

Earnings per share
Basic	0.39	$0.29	$0.63
Diluted	0.38	$0.29	$0.61

14.	Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999, the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. The warrants vest immediately or vest over a period ranging from one to three years. Upon vesting, associates have 30 days in which to exercise these warrants. As of September 30, 2008, warrants (net of lapsed and cancelled) to purchase 24,152,720 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved options for 83,454,280 shares to be issued to eligible associates with the intention to issue the options at the market price of the underlying equity shares on the date of the grant. These options vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these options. As of September 30, 2008, options (net of lapsed and cancelled) to purchase 53,128,784 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the options at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These options vest over a period of 1-10 years from the grant date. As of September 30, 2008, options (net of lapsed and cancelled) for 3,178,354 ADSs representing 6,356,696 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
In January 2007, Satyam Computer Services established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of September 30, 2008, options for 3,255,357 shares have been granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
In January 2007, Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these options. As of September 30, 2008, options for 533,488 ADS representing 1,066,972 shares have been granted under the ASOP — RSUs (ADS).

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
ASOP Plan	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the Period	52,000	$2.04	146,200	1.69	146,200	$1.69
Granted	323,000	$1.86	—	—	—	—
Exercised	(96,900)	$1.52	—	—	(94,200)	1.69
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the Period	278,100	$1.95	146,200	1.79	52,000	$2.04

Exercisable at the end of the period	—	—	17,600	1.72	—	—
Weighted average fair value of options granted during the period	323,000	$8.56	—	—	—	—

As of September 30, 2008 options vested and expected to vest are 278,100 with an aggregate grant date intrinsic value of US$2.10 million.
The total grant-date intrinsic value of the options exercised during the six months ended September 30, 2008, 2007 and year ended March 31, 2008 was US$0.81 million, Nil and US$0.54 million respectively.
The total grant-date fair value of the options vested during the six months ended September 30, 2008, 2007 and year ended March 31, 2008 was US$0.50 million, 0.37 and US$0.86 million respectively..
During the year ended March 31, 2007, the SC-Trust issued immediately vesting warrants for 39,000 shares (26,400 shares during the year ended March 31, 2006) and warrants for 91,000 shares (61,600 shares during the year ended March 31, 2006) with longer vesting periods to the associates under the ASOP plan.

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
ASOP B	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the Period	15,641,127	4.18	19,976,210	$3.89	19,976,210	$3.89
Granted	—	—	—	—	—	—
Exercised	(2,607,608)	3.65	(1,248,498)	4.08	(2,866,407)	4.04
Cancelled	(286,221)	3.96	(856,818)	4.52	(1,424,297)	4.49
Lapsed	—	—	(34,109)	6.20	(44,379)	5.79

Balance at the end of the Period	12,747,278	3.587	17,836,785	4.20	15,641,127	4.18

Exercisable at the end of the period	11,562,846	3.76	10,738,385	4.21	10,429,602	4.32
Weighted average fair value of options granted during the period	—	—	—	—	—	—

As of September 30, 2008 options vested and expected to vest are 12,652,523 with an aggregate grant date intrinsic value of Nil
Since the options were issued at fair market value, the grant-date intrinsic value of the options exercised was Nil,

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
the total grant-date fair value of the options vested during the six months ended September 30, 2008 and 2007 was US$12.88 million and US$3.29 million respectively and US$29.69 million for the year ended March 31, 2008.

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
ASOP (ADS)	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the period	2,566,236	5.36	2,922,128	4.89	2,922,128	4.89
Granted	—	—	—	—	—	—
Exercised	(142,876)	3.06	(105,270)	3.18	(280,988)	3.57
Cancelled	—	—	(32,312)	5.50	(73,424)	8.12
Lapsed	—	—	(1,480)	2.96	(1,480)	2.94

Balance at the end of the period	2,423,360	4.71	2,783,066	5.37	2,566,236	5.36

Exercisable at the end of the period	2,258,142	4.42	2,209,758	4.70	2,180,892	4.84
Weighted average fair value of options granted during the period	—	—	—	—	—	—

As of September 30, 2008 options vested and expected to vest are 2,418,403 with an aggregate grant date intrinsic value of US$ Nil.
Since the options were issued at fair market value, the grant-date intrinsic value of the options exercised was Nil.
The total grant-date fair value of the options vested during the six months ended September 30, 2008 and 2007 was US$1.20 million and US$22.33 million respectively and US$5.18 million for the year ended March 31, 2008.

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
RSU Plan	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the period	3,150,202	0.27	3,293,140	0.05	3,293,140	0.05
Granted	61,500	4.06	53,000	0.05	159,000	4.73
Exercised	(238,237)	0.27	—	—	(120,449)	0.05
Cancelled	(76,794)	0.04	(91,290)	0.05	(181,489)	0.05
Lapsed	—	—	—	—	—	—

Balance at the end of the period	2,896,671	0.35	3,254,850	0.05	3,150,202	0.29

Exercisable at the end of the period	463,963	0.14	—	—	662,107	0.05
Weighted average fair value of options granted during the period	61,500	9.88	53,000	11.78	—	8.06

As of September 30, 2008 options vested and expected to vest are 2,750,709 with an aggregate grant date intrinsic value of US$28.84 million.
The total grant-date intrinsic value of the options exercised during six months ended September 30, 2008 was US$2.49 million.
The total grant-date fair value of the options vested during six months ended September 30, 2008 was US$0.23 million.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
RSU ADS Plan	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the period	499,430	1.04	473,240	0.05	473,240	0.05
Granted	564,526	3.60	65,000	0.05	87,000	5.76
Exercised	(19,934)	0.04	(23,560)	0.05	(15,440)	0.05
Cancelled	(12,424)	0.04	—	—	(45,370)	0.05
Lapsed	—	—	—	—	—	—

Balance at the end of the period	1,031,598	2.40	514,680	0.05	499,430	1.04

Exercisable at the end of the period	88,408	0.39	—	—	92,292	0.05
Weighted average fair value of options granted during the period	564,526	11.42	65,000	13.28	—	8.93

As of September 30, 2008 options vested and expected to vest are 937,279 with an aggregate grant date intrinsic value of US$8.94 million.
The total grant-date intrinsic value of the options exercised during six months ended September 30, 2008 was US$0.21 million.
The total grant-date fair value of the options vested during the six months ended September 30, 2008 was US$0.25 million
Information about number of equity shares representing stock options outstanding as of September 30, 2008:

		Outstanding			Exercisable
Range of Exercise Price (per equity share)		Weighted Average Exercise Price (per equity share)	Weighted Average remaining contractual life	Number of equity shares arising out of options	Weighted Average Exercise Price (per equity share)	Number of equity shares arising out of options

Rs.2.00	$0.04	Rs.2.53	6.12 years	3,928,269	Rs.2.32	552,371
Rs.4.00	$0.09	$0.05			$0.05

Rs.61.49	$1.32	Rs.107.50	2.56 years	1,914,889	Rs.111.16	1,636,789
Rs.141.57	$3.05	$2.31			$2.39

Rs.141.58	$3.05	Rs.190.81	3.42 years	11,912,889	Rs.189.15	10,728,457
Rs.327.81	$7.06	$4.11			$4.07

Rs.327.82	$7.06	Rs.510.98	3.33 years	1,620,960	Rs.505.95	1,455,742
Rs.716.06	$15.42	$11.22			$10.89

The US$ numbers in the above tables have been translated using the closing exchange rate as of September 30, 2008 1US$= Rs 46.45
There are no grants with the exercise price in the range of Rs. 4.01— Rs 61.48 (US$0.10 — US$1.31).
Stock-based compensation
Satyam’s Consolidated Financial Statements from April 1, 2006 onwards reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. Satyam recorded stock-based compensation related to stock options of US$7.2 million and US$12.2 million during the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$22.8 million during the year ended March 31, 2008, on graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R). As of September 30, 2008, there was US$23.1 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 3.00 years. Satyam issues new shares to satisfy share option exercise. Cash received from option exercises amounted to US$12.9 million, US$3.2 million for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$14.6 million for the year ended March 31, 2008.
Fringe Benefit tax
Effective April 1, 2007, the Indian government enacted a fringe benefit tax (“FBT”) on the intrinsic value of stock options as of the vesting date that is payable by Satyam at time of option exercise. Satyam has elected to recover this cost from its associates as per the terms of its stock option plans. Since Satyam is the primary obligor of this tax obligation, the Company records the FBT as an operating expense and the recovery from the employee is recorded in additional paid-in capital as proceeds from stock issuance.
In respect of options granted prior to April 1, 2007, the addition of reimbursement feature to the exercise price will not result in an incremental value, thus, there is no additional compensation cost. Satyam has estimated the future stock issuance proceeds including FBT at the time of grant based on management’s estimates. For the six months ended September 30, 2008 Satyam recorded stock-based FBT expense of US$2.5 million and US$4.9 million in fiscal 2008.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)

Dividend yield	1.15%	0.78%	0.78%
Expected volatility	42.38%	56.64%	56.64%
Risk-free interest rate	9.42%	8.00%	8.00%
Expected term (in years)	3.00	3.89	2.51

Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.
Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
Stock based compensation plan of Satyam BPO
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Changes in number of equity shares representing stock options outstanding were as follows:

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
ASOP Plan	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price	Number of equity shares	Weighted Average Exercise Price

Balance at the beginning of the period	639,750	2.00	998,702	1.86	998,702	1.86
Granted	—	—	—	—	—	—
Exercised	—	—	(286,952)	1.98	(358,952)	2.02
Cancelled	—	—	—	—	—
Lapsed	—	—	—	—	—

Balance at the end of the period	639,750	2.00	711,750	1.81	639,750	2.00

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the period	—	—	—	—	—	—

As of September 30, 2008 options vested and expected to vest are 639,750 with an aggregate grant date intrinsic value of Nil.

15.	Segmental Reporting
In accordance with SFAS 131 No., “Disclosures about Segments of an Enterprise and Related Information”, the operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
—	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics which were acquired during last year and Nitor acquired during the current year.

—	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the six months ended September 30, 2008 and 2007 (unaudited) and the year ended March 31, 2008 are as follows:
Business Segments

	IT Services	BPO	Elimination	Consolidated totals

For the six months ended September, 2008 (unaudited)
Revenue — External customers	1,274.8	14.7	—	1,289.5
Revenue — Inter-segment	—	9.8	(9.8)	—

Total Revenues	1,274.8	24.5	(9.8)	1,289.5

Operating income / (loss)	274.1	(7.5)	—	266.6
Equity in earnings/(losses) of associated companies, net of taxes	0.2	—	—	0.2
Net income / (loss)	268.6	(9.7)	—	258.9
Segment assets	2,322.0	95.1	(34.1)	2,383.0
Depreciation and amortization	24.2	2.6	—	26.8

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	IT Services	BPO	Elimination	Consolidated totals

Capital expenditure	76.9	—	—	76.9

For the six months ended September 30, 2007 (unaudited)
Revenue — External customers	942.0	19.9	—	961.9
Revenue — Inter-segment	0.8	7.1	(7.9)	—

Total Revenues	942.8	27.0	7.9	961.9

Operating income / (loss)	182.8	(2.4)	—	180.4
Equity in earnings/(losses) of associated companies, net of taxes	—	—	—	—
Net income / (loss)	197.5	(2.5)	—	195.0
Segment assets	1,920.5	86.6	(22.7)	1,984.4
Depreciation and amortization	16.8	2.6	—	19.4
Capital expenditure	46.2	(0.8)	—	45.4

For the year ended March 31, 2008
Revenue — External customers	2,093.2	44.9	—	2,138.1
Revenue — Inter-segment	1.3	15.8	(17.1)	—

Total Revenues	2,094.5	60.7	(17.1)	2,138.1

Operating income / (loss)	412.7	(4.0)	—	408.7
Equity in earnings/(losses) of associated companies, net of taxes	0.1	—	—	0.1
Net income / (loss)	421.6	(4.6)	—	417.0
Segment assets	2,179.5	104.9	(41.1)	2,243.3
Depreciation and amortization	36.7	4.8	—	41.5
Capital expenditure	98.0	3.9	—	101.9

The capital expenditure in the above table represents the additions to premises and equipment (fixed assets) of each segment.
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Six months ended September 30,				Year ended March 31,
	2008 (unaudited)		2007 (unaudited)		2008
	Revenues from external customers	Long-lived assets	Revenues from external customers	Long-lived assets	Revenues from external customers	Long-lived assets

United States	794.5	4.5	577.9	4.3	1,285.0	4.4
Europe	269.2	1.4	196.6	1.4	439.8	1.5
Asia Pacific	155.8	6.4	129.2	4.7	288.9	6.3
India	39.9	394.8	32.9	271.6	68.5	319.6
Rest of the World	30.1	1.2	25.3	1.0	55.9	0.4

Total	1,289.5	408.3	961.9	283.0	2,138.1	332.2

The long-lived assets in the above table represent premises and equipment, goodwill and intangible assets of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

16.	Related Party Transactions
Related party transactions comprise of

US$ in million
	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)
Infrastructure and other services provided by Satyam to

Satyam Venture	2.3	0.1	0.3
CA Satyam	—	0.1	0.1

Total	2.3	0.2	0.4

Infrastructure and other services received by Satyam from
Satyam Venture	2.4	2.4	6.8
CA Satyam	—	—	2.6

Total	2.4	2.4	9.4

The balances receivable from and payable to related parties are as follows:

US$ in million
	As of September 30,		As of March 31,
Amount due from/(to) associated companies	2008	2007	2008
	(unaudited)	(unaudited)
Satyam Venture	1.8	(3.4)	(1.8)

Total	1.8	(3.4)	(1.8)

17.	Shareholders’ Equity and Dividends
Increase in authorized share capital
On August 21, 2006, the shareholders of Satyam Computer Services approved for increase in authorized capital of the Company from 375 million equity shares to 800 million equity shares.
Stock Split (in the form of stock dividend)
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of US$17.7 million from its retained earnings to common stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.
Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$1,490.8 million and US$1,287.3 million as of September 30, 2008 and 2007 (unaudited) respectively and US$1,505.8 million as of March 31, 2008.
Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

18.	Contingencies and Commitments
a)	Commitments relating to acquisition of businesses
For commitments relating to Nitor and Bridge refer note 3.
b)	Bank guarantees
Bank guarantees outstanding are US$43.7 million and US$27.2 million as of September 30, 2008 and 2007 (unaudited) respectively and US$26.0 million as of March 31, 2008. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
c)	Corporate guarantees
For corporate guarantees refer note 11.
d)	Capital commitments
Contractual commitments for capital expenditure pending execution were US$106.0 million and US$77.5 million for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$101.0 million as of March 31, 2008. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.
e)	Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$24.4 million and US$15.1 million for the six months ended September 30, 2008 and 2007 (unaudited) respectively and US$35.5 million for the year ended March 31, 2008.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of September 30, 2008 are US$11.6 million in fiscal 2009, US$21.5 million in fiscal 2010, US$17.7 million in fiscal 2011, US$49.5 million in fiscal 2012 and thereafter.
f)	Finance leases
Satyam has finance lease for furniture & fittings. Future minimum annual lease commitments for non-cancelable lease arrangements are US$.1.1 million in fiscal 2009, US$2.4 million in fiscal 2010, US$2.7 million in fiscal 2011, US$8.1 million in fiscal 2012 and thereafter.
g)	Venture Global Engineering LLC, USA
Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam believes that this will not have an adverse effect on results of operations, financial condition and cash flows.
h)    Claims against Satyam Computer Services not acknowledged as debts includes income tax and sales tax matters under dispute — US$7.3 million and US$5.3 as on September 30 , 2008 (unaudited) and 2007 (unaudited) respectively and US$7.0 million as on March 31, 2008.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

19.	Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)
Revenues generated from top two customers
Customer I	4.4%	5.2%	4.9%
Customer II	4.1%	5.1%	4.9%
Total revenues from top five customers	18.8%	19.7%	19.3%

20.	Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	229.2	244.0	395.7
Options contracts	386.3	539.2	737.4

Total	615.5	783.2	1,133.1

Balance sheet exposure:
Forward contracts	(29.3)	18.2	(0.7)
Options contracts	(43.6)	17.8	(1.6)

Asset / (Liability)	(72.9)	36.0	(2.3)

The outstanding foreign exchange forward and options contracts as of September 30, 2008 mature between one to eighteen months.
Gains/(losses) on foreign exchange forward and options contracts are included in the statements of income and are as stated below:

US$ in million
	Six months ended September 30,		Year ended
	2008	2007	March 31, 2008
	(unaudited)	(unaudited)
Forward contracts	(37.5)	16.2	5.4
Options contracts	(54.0)	17.6	3.6

Total	(91.5)	33.8	9.0

Fair value
The carrying amounts reported in the balance sheet for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity. Investments in bank deposits denominated in Indian rupee represent term deposits placed with banks earning fixed rate of interest. The carrying value of investments in bank deposits amounted to US$795.1(inclusive of interest accrued) and US$874.8 as at September 30, 2008 and 2007 respectively and US$894.8 as at March 31, 2008. The approximate fair value of investment in bank deposits, as determined using current interest rates was US$817.8 and US$866.8 as at September 30, 2008 and 2007 respectively and US$902.7 as at March 31, 2008.The approximate fair value of long-term debts, as determined by using current interest rates was US$93.5 million and US$27.0 million as of September 30, 2008 and 2007 (unaudited) respectively and US$27.3 million as of March 31, 2008 as compared to the carrying amounts of US$93.2 million and US$27.0 million as of September 30, 2008 and 2007 (unaudited) respectively and US$27.2 million as of March 31, 2008.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

21.	Schedules of Balance sheet
a)	Cash and Cash Equivalents
The cash and cash equivalents consist of:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Cash and bank balances	433.4	161.7	290.5
Cash equivalents	—	2.6	—

Cash and cash equivalents	433.4	164.3	290.5

b)	Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Customers (trade)	586.5	478.0	539.1
Related parties	0.1	0.1	0.3
Less: Allowance for doubtful debts	(33.8)	(27.0)	(31.0)

Accounts receivable, net	552.8	451.1	508.4

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c)	Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Interest accrued on bank deposits	81.0	—	68.1
Prepaid expenses	10.1	8.0	11.5
Directors liability insurance	0.1	—	0.2
Advance for expenses	30.3	23.0	34.3
Loans and advance to employees	15.7	15.4	18.1
Other advances and receivables	5.6	8.3	4.8
Less: Allowance for doubtful advances	(5.1)	(4.8)	(5.3)

Prepaid expenses and other receivables	137.7	49.9	131.7

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$1.9 million and US$2.1 million as of September 30, 2008 and 2007 (unaudited) respectively and US$1.9 million as of March 31, 2008.
d)	Other Assets
Other assets consist of:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Interest accrued on bank deposits	—	43.4	—
Deposits	47.9	25.8	37.1
Loans and advances to employees due after one year	0.8	0.9	0.9
Deferred taxes on income	5.6	4.1	5.6
Others	0.8	1.8	2.0
Less: Allowance for doubtful advances	(1.4)	(1.7)	(1.7)

Other Assets	53.7	74.3	43.9

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements
Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.6 million and US$0.7 million as of September 30, 2008 and 2007 (unaudited) respectively and US$0.7 million as of March 31, 2008. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.
e)	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

US$ in million
	As of September 30,		As of March 31,
	2008	2007	2008
	(unaudited)	(unaudited)
Accrued expenses	196.4	124.2	158.7
Unclaimed dividend	2.7	4.7	1.8
Provision for taxation, net of payments	17.9	29.9	26.4
Provision for gratuity and unutilized leave	63.7	39.4	45.4
Deferred taxes on income	3.9	3.3	3.7

Accrued expenses and other current liabilities	284.6	201.5	236.0

22.	Subsequent events
Satyam Computer Services acquired S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of US$35.5 million comprising of an up-front, deferred guaranteed and deferred retention payments.